

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Xiaofeng Gao
Co-Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province 214000

> **Re: Skillful Craftsman Education Technology Ltd**
> **Amendment No. 7 to Registration Statement on Form F-3**
> **Filed September 7, 2022**
> **File No. 333-259498**

Dear Mr. Gao:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Amendment No. 7 to Registration Statement on Form F-3

Cover Page

1. We note your revisions in response to our comment 1 and reissue the comment. In this regard, we note your disclosure that the VIE allows you to "(i) direct the activities of the VIE that most significantly impact the VIE's economic performance, (ii) receive the economic benefits of the VIE that potentially could be significant to the VIE and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law." Please avoid such characterization of your VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you will need to meet for consolidation of the VIE

Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
September 26, 2022
Page 2

under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.

You may contact Scott Anderegg at 202-551-3342 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services